October 11, 2017
Jennifer Thompson
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	TerraForm Power, Inc. (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2016 Filed July 21, 2017 Item 2.02 Form 8-K filed July 21, 2017 File No. 001-36542
Dear Ms. Thompson:
Set forth below are the Company’s responses to the comments provided by the staff of the Division of Corporation Finance (the “Staff’) of the Securities and Exchange Commission (the “Commission”) to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2016 filed July 21, 2017 and Item 2.02 of Form 8-K filed July 21, 2017. For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly.

The Company notes that that it filed its Form 10-Q for the period ended June 30, 2017 (the “2Q 2017 Form 10-Q”) with the Commission on September 29, 2017. The Company included additional disclosures in the 2Q 2017 Form 10-Q to address certain of the Staff’s comments where the Company agreed that additional disclosure was appropriate. The responses below reference these additional disclosures.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 92

1.
Comment: Please summarize for us and revise your disclosures to explain how the Settlement, Merger, and Sponsorship transactions will cause your future liquidity to differ from your historical liquidity, including your ability to make distributions to your shareholders. In doing so, please explain to us how future distributions following these transactions will be impacted by the additional Class A shares that will be issued to effect the Settlement transaction, or other relevant changes in capitalization which will be made to effect these transactions.

Securities and Exchange Commission
October 11, 2017

Response: In response to the Staff’s comment, the Company included the following disclosure on pages 71-72 of the 2Q 2017 Form 10-Q to provide additional disclosure regarding how the Settlement, Merger, and Sponsorship transactions will cause the Company’s expected future liquidity to differ from its historical liquidity, including its ability to make distributions to its shareholders.
“Following the closing of the [merger of BRE TERP Holdings Inc. (“Merger Sub”) with and into the Company (the “Merger”)] and the completion of related transactions, the Company expects to have significantly less unrestricted corporate cash due to, among other things, the payment of [a special cash dividend in the amount of $1.94 per share in connection with the Merger]. In connection with the Merger, certain lenders have committed, upon the terms and subject to the conditions set forth in debt commitment letters provided to [Orion US Holdings 1 L.P.], to provide certain financing to repay, refinance, redeem, defease or otherwise repurchase certain Company indebtedness. The Company intends to pay down and terminate [its corporate-level revolving credit facility (the “Revolver”)] concurrently with consummating the Merger through a refinancing transaction. The Company expects to enter into a replacement credit facility with total aggregate commitments of $450.0 million, provided under the commitment letters described above. Any inability to effect such refinancing could have a materially adverse effect on the Company’s liquidity and growth strategy. In addition, at or prior to the effective time of the Merger, [the Company] will enter into a Sponsor Line Agreement, pursuant to which [Brookfield Asset Management Inc.] or its affiliates will commit up to a $500 million secured revolving credit line to [the Company] for use to acquire renewable energy assets or for profit improving capital expenditures.
The Company expects to issue additional shares of Class A common stock in connection with the closing of the Merger and Sponsorship Transaction Agreement [entered into between the Company and certain affiliates of Brookfield]. The issuance of additional equity is expected to result in the dilution of our existing stockholders and make it more difficult for us to pay or increase dividends. Pursuant to the terms of [a settlement agreement with SunEdison, Inc. (“SunEdison”)], SunEdison will exchange, effective immediately prior to the effective time of the Merger, all of the shares of Class B common stock and all of the Class B units of [TerraForm Power, LLC] held by SunEdison (through certain of its subsidiaries) for 36.9% of the total consideration paid to all Company stockholders in the Merger. Based on the number of shares of Class A common stock and restricted stock units outstanding as of July 31, 2017, the Company estimates that SunEdison will exchange approximately 48.2 million shares of Class B common stock for approximately 48.2 million shares of Class A common stock and will be issued approximately 6.6 million additional shares of Class A common stock. In addition, due to accelerated vesting pursuant to the terms of the Merger and Sponsorship Transaction Agreement, restricted stock units outstanding as of the effective time of the Merger will vest and may be converted

Securities and Exchange Commission
October 11, 2017

into additional shares of Class A common stock as described more fully in the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on September 6, 2017.”

2.
Comment: You disclose throughout your filing several instances of debt defaults and covenant violations, waivers of violations, and amendments to the terms of your debt agreements, such as the changes made to your revolving credit facility debt covenant ratios disclosed on page 181. Please revise your disclosure to expand on the steps you are taking to avoid a breach of your debt covenants, the impact or reasonably likely impact of a breach on your financial condition or operating performance, and alternate sources of funding to pay off resulting obligations or replace funding. Also tell us and disclose whether there are cross default provisions under any of your existing debt obligations and address the need to quantitatively disclose the required and actual debt covenant ratios. See Sections I.D and IV.C of SEC Release No. 33-8350.

Response: The Company filed the 2Q 2017 10-Q on September 29, 2017. As a result the Company is now current in its periodic filings with the Commission and is in compliance with the reporting covenants under the Revolver, the indenture dated as of January 28, 2015 (as supplemented) with respect to the Senior Notes due 2023 (the “2023 Indenture”). and the indenture dated as of July 17, 2015 (as supplemented) with respect to the Senior Notes due 2025 (the “2025 Indenture” and, together with the 2023 Indenture, the “Indentures”).
During 2016, the Company experienced defaults under most of its non-recourse financing agreements as a result of the SunEdison Bankruptcy and delays in the delivery of 2015 audited financial statements for certain project-level subsidiaries. During the course of 2016 and to date in 2017, the Company cured or obtained waivers or temporary forbearances with respect to most of these project-level defaults and has transitioned or is working to transition the project-level services provided by SunEdison debtor entities to third parties or in-house to a Company affiliate; however, certain of these defaults persist. Moreover, the Company has experienced additional defaults under most of the same non-recourse financing agreements in 2017 as the result of the failure to timely complete Company and or/project-level audits for fiscal year 2016. The Company filed its Form 10-K for the year ended December 31, 2016 on July 21, 2017 and has substantially completed all of the 2016 project-level audited financial statements and is working to provide all required quarterly financial statements that are outstanding at the project level for 2017. As disclosed in footnote 6. Long-term debt, to our unaudited condensed consolidated financial statements, on page 24 of the 2Q 2017 10-Q, the amount of non-recourse debt that remained in default as of the September 29, 2017 financial statement issuance date, net of unamortized debt discounts and deferred financing costs, was approximately $1.1 billion. The defaults remaining at the project level are primarily related to the failure of

Securities and Exchange Commission
October 11, 2017

SunEdison following the bankruptcy filing to adequately perform services (including delivering financial or operating performance reports) under operating and maintenance and management services agreements. The company has taken action to mitigate these defaults through both recontracting services with third party providers and hiring additional company resources to directly perform the requisite services (including delivering financial and operating reports). The Company is continuing to negotiate waivers with its lenders and/or cure all existing defaults, which includes obtaining waivers for late delivery of project-level financial statements that were delivered after the grace period expired. The Company notes that despite the project defaults since the commencement of the SunEdison bankruptcy case on April 21, 2016, no lender has accelerated project-level debt, even in cases where such lenders did not formally agree to refrain from doing so.
The closing of the Merger would trigger a change in control under the terms of the Revolver. Such change in control constitutes an event of default under the Revolver and would entitle the Revolver lenders to accelerate the principal amount outstanding under the Revolver. However, the Company intends to pay down and terminate the Revolver substantially concurrently with consummating the Merger. The Company expects to enter into a replacement credit facility with total aggregate commitments of $450.0 million in connection with the consummation of the Merger. Following the termination of the Revolver, the Company will not be required to comply with the debt covenant ratios disclosed on page 181 of the Company’s Form 10-K and, as such, does not believe it is necessary to quantitatively disclose the required and actual debt covenant ratios under the Revolver.
The Company has addressed the Staff’s comment regarding cross-defaults by providing the following disclosures on pages on pages 22-23 of the 2Q 2017 10-Q.

“Pursuant to the terms of the Revolver, a default of more than $75.0 million of indebtedness (other than non-recourse indebtedness), including under [the Indentures], would result in a cross-default under the Revolver that would permit the lenders holding more than 50% of the aggregate exposure under the Revolver to accelerate any outstanding principal amount of loans, terminate any outstanding letter of credit and terminate the outstanding commitments under the Revolver.”

“Pursuant to the terms of the 2023 Indenture and the 2025 Indenture, a default of more than $75.0 million of indebtedness (other than non-recourse indebtedness), including under the Revolver, that is (i) caused by a failure to pay principal of, or interest or premium, if any, on such indebtedness prior to the expiration of the grace period provided in such indebtedness on the date of such default or (ii) results in the acceleration of such indebtedness would give the trustee under the

Securities and Exchange Commission
October 11, 2017

respective Indentures or the holders of at least 25% in the aggregate principal amount of the then outstanding senior notes under the respective Indentures the right to accelerate any outstanding principal amount of loans, terminate any outstanding letter of credit and terminate the outstanding commitments under the respective Indentures.”

Net Cash Provided By Operating Activities, page 96

3.
Comment: Please provide a more informative analysis and discussion of cash flows from operating activities, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response: In response to the Staff’s comment, the Company included the below disclosure on page 74 of its Form 10-Q for the second quarter of 2017 filed on September 29, 2017, to provide more informative analysis and discussion of changes in cash flow from operating activities.

“Net cash provided by operating activities was $55.3 million for the six months ended June 30, 2017 as compared to $84.4 million for the same period in the prior year. The decrease in operating cash flow was driven by lower operating revenues of $23.1 million (excluding unrealized losses on commodity contract derivatives and amortization of favorable and unfavorable rate revenue contracts, net) primarily due to lower Distributed Generation and Utility solar resource and the sale of the U.K. Portfolio in the second quarter of 2017 and $29.4 million of higher operating costs (excluding non-cash items) driven by professional fees for legal, accounting and advisory services resulting from the transition to standalone operations, the Merger and obtaining waivers for non-recourse debt defaults, and higher employee compensation and benefit costs due to directly hiring and retaining former employees of SunEdison who provided dedicated services to the Company. These decreases were partially offset by working capital changes over the comparative periods including a $6.7 million increase in source of cash related to accounts payable due to the timing of payments and a $9.4 million decrease in use of cash related to prepaid expenses and other current assets resulting from significant retainer and advance deposit fees that we were required to pay during the six months ended June 30, 2016 primarily as a result of the SunEdison bankruptcy cases.”

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 115

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October 11, 2017

4.
Comment: We note that you determined the amounts of base salary, equity-based compensation paid, and non-equity incentive plan compensation by a benchmarking process and by reviewing benchmarking data provided from a third party. In future periodic reports, please disclose the components, including any component companies not already identified on page 117, used for benchmarking and the level at which you benchmark. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment and in future filings will disclose the components used for benchmarking and the levels at which the Company benchmarks base salary, equity-based compensation paid and non-equity incentive plan compensation, as applicable, to the extent required by Item 402(b)(2)(xiv) of Regulation S-K.

5.
Comment: In future periodic reports, please ensure you clearly disclose how you determined the amount of each element of pay. In this regard, we note it is unclear how the salaries of Ms. Cranna and Mr. Deschler, and the amounts of their 2016 Retention Payments and Equity-Based Compensation awards, were calculated. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment and in future filings will clearly disclose how base salaries, retention payments and equity-based compensation awards of our named executive officers were calculated, to the extent required by Item 402(b)(1)(v) of Regulation S-K.

Non-Equity Incentive Plan Compensation, page 119

6.
Comment: In future periodic reports, please discuss the individual performance measures for each of Ms. Cranna and Mr. Deschler, including the targets associated with such measures, the extent to which such targets were achieved, and the resultant individual payout factor. In addition, please explain in greater detail how you set the target incentive, expressed as a percentage of base salary, for each of Ms. Cranna and Mr. Deschler. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(vii) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment and in future filings will discuss the individual performance measures for our named executive officers, including targets associated with such measures, the extent to which such targets were achieved and the resultant individual payout factors as well as target incentives, as applicable, to the extent required by Item 402(b)(1)(v) and Item 402(b)(2)(vii) of Regulation S-K.

Summary of Executive Compensation, page 122

Securities and Exchange Commission
October 11, 2017

7.
Comment: In future periodic reports, please disclose the factors considered in decisions to increase or decrease compensation materially. For example, we note that the base salaries of Ms. Cranna and Mr. Deschler increased by 25% and 10%, respectively. Please refer to Item 402(b)(2)(ix) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment and in future filings will disclose the factors considered in decisions to increase or decrease compensation of our named executive officers materially, to the extent required by Item 402(b)(2)(ix) of Regulation S-K.

Financial Statements for the Fiscal Year Ended December 31, 2016

General

8.
Comment: We note that your Form 10-Q for the period ending June 30, 2017 is delinquent. Please file this report as soon as practicable and provide us with an estimate of when you believe it will be filed.

Response: The Company filed its Form 10-Q for the period ended June 30, 2017 with the Commission on September 29, 2017.

9.
Comment: Your disclosure on page 50 indicates that your debt agreements “contain financial and other restrictive covenants that limit our project subsidiaries’ ability to make distributions to us.” Please quantify for us the amount of your restricted net assets, as defined in Rule 4-08(e)(3) of Regulation S-X, as of the end of your most recently completed fiscal year and tell us how you computed the amount. If the restricted net assets exceed 25% of your consolidated net assets, please provide the disclosures required by paragraphs 3(i) and (ii) of Rule 4-08(e) of Regulation S-X and Schedule I pursuant to Rules 5-04 and 12-04 of Regulation S-X.

Response: The Company performed a test of the restricted net assets of consolidated subsidiaries in accordance with Rule 12-04 of Regulation S-X and concluded that the Company’s proportionate share of the restricted net assets of TerraForm Power, LLC (“Terra LLC”), the Company’s directly owned subsidiary on a consolidated basis, was $167 million, which represented 13.3% of consolidated net assets as of December 31, 2016. The Company determined the dollar amount of Terra LLC’s restricted net assets by reviewing loan agreements to identify any circumstances where third parties may limit Terra LLC’s ability to loan, advance or dividend funds to us. This review identified normal course restrictions, which include maintaining required minimum debt service reserves or major maintenance reserves, among others, as well as additional restrictions resulting from debt defaults that existed as of December 31, 2016. The total amount of the identified restrictions of Terra LLC did not exceed its total amount

Securities and Exchange Commission
October 11, 2017

of net assets included in consolidation and the Company’s proportionate share of the restricted net assets was used as the numerator in arriving at restricted net assets as a percentage of consolidated net assets. The denominator, which represents the Company’s consolidated net assets, was calculated by subtracting consolidated liabilities, non-controlling interests and redeemable non-controlling interests from total assets.

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Goodwill, page 153

10.
Comment: You disclose that your reporting units are consistent with your reportable segments. Since your reportable segments consist of multiple operating segments and reporting units are determined at the operating segment level or lower, please clarify why you do not consider each operating segment to be a reporting unit. See ASC 350-20-35-33 through -38.

Response: We acknowledge the Staff’s comment. We note that our reporting units are consistent with our operating segments and that the passage in the Form 10-K for the Fiscal Year Ended December 31, 2016 to which the Staff refers should have used that phrase, rather than reportable segments. We allocated goodwill to our Distributed Generation operating segment and performed a goodwill impairment analysis at the Distributed Generation operating segment level, which is also the reporting unit, resulting in an impairment of the full amount of the Company’s goodwill during 2016. The footnotes to the Company’s audited financial statements (see pages 169 and 175) note that the goodwill is allocated to the Distributed Generation reporting unit within the solar reportable segment. In future annual filings, we will clarify in our “Summary of Significant Accounting Policies” footnote that our reporting units are consistent with our operating segments.

5. ACQUISITIONS

Acquisition of Invenergy Wind Power Plants, page 167

11.
Comment: Please tell us how you determined that it was not necessary to provide audited financial statements of Invenergy Wind in accordance with Rule 3-05 of Regulation S-X. In doing so, provide us with your significance calculations pursuant to Rules 3-05(b)(2) and 1-02(w) of Regulation S-X.

Response: The Company respectfully advises the staff that it filed audited and unaudited financial statements of the Invenergy Wind portfolio companies it acquired and the pro forma condensed combined financial information required by Items 9.01(a) and 9.01(b) of Form 8-K with respect to the Invenergy Wind

Securities and Exchange Commission
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portfolio companies it acquired, with its Form 8-K filed on September 4, 2015, prior to the closing of the acquisition on December 15, 2015. The Invenergy Wind business combination was a significant business combination as the total assets, derived from the most recent audited financial statements filed on Form 8-K on September 4, 2015, represented approximately 35% of the Company’s consolidated total assets. The calculation of significance also included the pro forma effects of the acquisition of a significant subsidiary shown in the Form 8-K, filed on March 30, 2015. For the reasons stated in the following paragraph, upon consummation of this business combination on December 15, 2015, the Company determined that it was not necessary to update the previously filed financial statements, which were previously incorporated by reference into the Company’s registration statement on Form S-3 dated September 4, 2015.

General Instruction B.3 of Form 8-K (“Instruction B.3”) indicates that financial statements of an acquiree may not be required in a Form 8-K if they are deemed substantially the same as the information the registrant had previously filed in a registration or proxy statement. Instruction B.3 states, in part: “If the registrant previously has reported substantially the same information as required by this form, the registrant need not make an additional report of the information on this form”. Further, Paragraph 2045.16 of the SEC Financial Reporting Manual gives the following example of when previously filed financial statements are not ‘substantially the same’: “the previously filed acquiree financial statements would not satisfy the required age of financial statements in the Form 8-K because operating results for two or more interim quarters are omitted.”

The unaudited financial statements filed on Form 8-K on September 4, 2015, covered the six-month period ended June 30, 2015. These financial statements were incorporated by reference into the Company’s registration statement on Form S-3, dated September 4, 2015. The business combination was consummated on December 15, 2015. The Company concluded that updated financial statements of the acquiree were not required as the previously filed financial statements included “substantially the same” information. Therefore, the Company did not provide updated financial statements upon consummation of the business combination.

11. LONG-TERM DEBT

Non-recourse Debt Defaults, page 184

12.
Comment: Please tell us the amount of non-recourse debt that currently remains in default. Summarize for us in further detail the nature of the remaining defaults and your plans on curing them. Also tell us your basis under GAAP for continuing to amortize the deferred financing costs and debt discounts over the original maturities of your financing agreements. In

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October 11, 2017

doing so, quantify the related amounts.

Response: As disclosed in footnote 6. Long-term debt, to our unaudited condensed consolidated financial statements, on page 24 of the 2Q 2017 10-Q, the amount of non-recourse debt that remained in default as of the September 29, 2017 financial statement issuance date, net of unamortized debt discounts and deferred financing costs, was approximately $1.1 billion.
As discussed in the Company’s response to Comment 2 above, the remaining project defaults are primarily related to failure of SunEdison following the bankruptcy filing to adequately perform services (financial or operating performance reports) under operating and maintenance and management services agreements. The company has taken action to mitigate these remaining defaults and since SunEdison filed for bankruptcy on April 21, 2016, no lender has accelerated project-level debt, even in cases where such lenders did not formally agree to refrain from doing so.

The total amount of deferred financing costs and debt discounts that the Company reclassified to current as a result of the defaults as of December 31, 2016 was approximately $19.0 million. ASC 470-10-45-7 indicates that the classification of the debt (and related debt issuance costs) does not have to be the same as the time frame used to amortize debt issuance costs and discounts. The Company does not believe that deferred financing costs and debt discounts should be automatically amortized in full upon the reclassification of a long-term liability to a current liability because of a debt covenant violation and evaluated its specific facts and circumstances to determine whether it should amortize its debt issuance costs and discounts in full. The Company concluded that amortization of deferred financing costs and debt discounts should continue to be amortized over the maturities of the respective financing agreements as before the violations, as the Company believes there is a reasonable likelihood that it will be able to successfully negotiate a waiver with the lenders and/or cure the defaults based on (i) its past history of obtaining waivers and/or forbearance agreements with lenders, (ii) the nature and existence of active negotiations between the Company and the respective lenders to secure a waiver, (iii) ongoing efforts to provide financial statement deliverables to cure certain of the defaults, (iv) the Company’s timely servicing of these debt instruments and (v) as no non-recourse financing has been accelerated to date and no project-level lender has notified the Company of such lenders election to enforce project security interests.

19. COMMITMENTS AND CONTINGENCIES, page 202

13.
Comment: We note your disclosure on page 205 of a litigation settlement agreement where you agreed to pay $14.8 million conditioned on sufficient funding of the settlement by your insurance providers. Please tell us how you

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October 11, 2017

accounted for this matter in your fiscal 2016 financial statements. In doing so, please tell us your accounting policy for recording insurance recoveries.

Response: In July of 2017, the Company agreed to settle the Chamblee matter for $14.75 million contingent upon the Company’s insurers funding $13.625 million of such settlement amount, with the remaining $1.125 million to be funded by the Company out of its own funds. We recorded a probable loss of $1.1 million in our 10-K for the Fiscal Year Ending December 31, 2016. The settlement agreement was a subsequent event that provided clarity to a loss contingency that existed as of the end of the reporting period, thus, we further evaluated whether we meet the probable loss criteria in ASC 450-20 and the amount of probable loss that should be recorded for the year-ended December 31, 2016.

The amount of probable loss represents the portion that the Company has agreed to fund out of pocket to fully settle the litigation. As of the financial statement issuance date, there was neither an executed agreement with, nor another form of commitment from, the insurers for them to fund their part of the settlement. If such funding cannot ultimately be obtained, the Company does not intend to settle the claim for the $14.8 million and instead will continue to litigate and vigorously defend our position. Thus, management believes that entering into a conditional settlement agreement does not create a legal obligation for us to settle the matter at the stated amount before the condition is met. The settlement agreement also does not constitute an admission of guilt or wrong doing. For accounting purposes, under ASC 450-20, the extension of an offer to settle a litigation creates a presumption that a loss has been incurred and the presumption may be overcome when there is persuasive evidence. In this case, the only firm settlement offer made by the Company was for the $1.1 million it had agreed to pay from its own funds. We believe that a probable loss only existed in the amount of the out-of-pocket contribution as it establishes the low-end range of what we are willing to pay to settle the litigation. The remainder of the settlement offer amount did not meet the probable loss criteria in ASC 450-20 as of the date the financial statements were issued and instead is considered a reasonably possible loss due to the insurance recovery condition precedent coupled with the representation that the matter would be fully litigated if we do not receive insurance recovery.

Once we receive formal commitments from the insurers to fund their share of the settlement, which has not been received to date, we will record the probable loss along with the probable insurance recovery on a gross basis in accordance with ASC 210-20-45-18, which states, “If an entity has recognized insurance or other recoveries related to its loss contingencies, the potential recovery amounts shall not be netted (offset) against amounts accrued for loss contingencies.”

20. RELATED PARTIES, page 208

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October 11, 2017

14.
Comment: We note your page 36 disclosure that the “fees of substitute service providers or the costs of performing all or a portion of the services ourselves are likely to be substantially more than the fees that we would pay under” the master services agreement with your sponsor. Since agreements with related parties are by definition not at arm’s length and may be changed at any time, please ensure you disclose, when practicable, management’s estimate of what your expenses would have been on a stand-alone basis, that is, the cost that would have been incurred if you had operated as an unaffiliated entity. Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results. See SAB Topic 1.B.1.

Response: We respectfully advise the Staff that the disclosure on page 36 refers to the amount of cash fees paid for management and administrative services and not the amount of expenses recorded for these services in the Company’s results of operations. Pursuant to the MSA agreement with our Sponsor, our Sponsor agreed to provide or arrange for other service providers to provide all management and administrative services to the Company for a base management fee that was not to exceed $4 million in 2015, $7 million in 2016, and $9 million in 2017. The company records as expenses the actual costs incurred by SunEdison for services provided pursuant to the MSA. The difference between amounts paid to SunEdison for management and administrative services pursuant to the MSA and the amount of actual costs for these services reported in the Company’s results of operations is treated as an equity contribution from SunEdison. The purpose of the disclosure within the risk factors on page 36 was to make investors aware of the increase in cash fees the Company expects to pay for similar services absent a management fee arrangement with terms similar to the MSA with our Sponsor. As disclosed on page 151 under Basis of Presentation, general and administrative expenses represent actual costs incurred by the company and general and administrative expenses – affiliate represent costs incurred by SunEdison for services provided the he Company’s costs for management and administrative services are specifically identifiable costs and represent actual costs incurred as if the Company operated as an unaffiliated entity.

Item 2.02 Form 8-K filed July 21, 2017

Reconciliation of Net Income (Loss) to Adjusted EBITDA to CAFD

15.
Comment: We note your cash available for distribution calculation includes an “economic ownership adjustment” representing the “economic ownership of certain acquired operating assets which accrued to us prior to the acquisition close date.” Please explain your basis for making this adjustment and clarify for us why the acquisitions were structured in a manner to allow accrual of economic ownership prior to the acquisition dates. Lastly, tell us how economic ownership prior to the acquisition dates impacted your

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consolidated financial statements, if at all.

Response: The “Economic Ownership Date” established a specific balance sheet date, prior to the acquisition date, as the financial basis for the transaction allowing the buyer and seller to work with a stable set of financial statements to establish asset value and to negotiate the terms of the transaction. In some cases, establishing an economic ownership date also allowed bidders for the asset to work with a common set of assumptions, thus facilitating the comparison and analysis of sellers’ bids.

In the absence of an economic ownership date, the agreement for the purchase and sale of assets will use the acquisition date as the basis for final valuation, and a purchase price adjustment may occur based on final cash balances, working capital, or other factors.

When an economic ownership date is used, there is no contractual purchase price adjustment, since the basis for final valuation was pre-established.
After the economic ownership date for the transactions, the result of operations were for the account of TerraForm Power. During this period, the seller was contractually prohibited from removing cash from operations of the asset, and any changes in cash balances or working capital (e.g. Accounts Receivable) are for the benefit of TerraForm Power. As a result, TerraForm Power effectively received the benefit of operations of the assets from the economic ownership date. Accordingly, TerraForm Power reported the non-GAAP measure CAFD for this period using our normal definition of CAFD and seller’s financial statements.

Economic ownership prior to the acquisition dates does not have a material impact on Terraform Power’s consolidated financial statements as the Company does not obtain control of the acquired facilities prior to the acquisition date. In general, the use of the economic ownership methodology has resulted in higher cash on hand at the acquired entity at the time of acquisition.

Reconciliation of Operating Revenues to Adjusted Revenue

16.
Comment: We note that you add back amortization of favorable and unfavorable rate revenue contracts when calculating “Adjusted revenue.” Please explain to us why you make this adjustment and how you considered the guidance in Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations issued May 17, 2016 which specifically states that non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP could violate Rule 100(b) of Regulation G.

Response: The Company respectfully advises the add back of “amortization of

Securities and Exchange Commission
October 11, 2017

favorable and unfavorable rate revenue contracts” when calculating “Adjusted revenue” relates primarily to purchase accounting adjustments recorded under ASC 805 Business Combinations pertaining to revenue contracts, whereby the company sells the off-take including energy and renewable energy credits from the acquired renewable energy facilities to customers under long-term power purchase agreements. The difference between the contracted price and the market pricing for such contracts results in a favorable or unfavorable rate intangible asset or liability that is amortized through revenue. We would like to refer the Staff to our Form 10-K, filed on July 21, 2017, where we described the application of income approach for an acquired renewable energy facility with long-term contracted cash-flows and the allocation of such value favorable and unfavorable rate revenue contracts in the Intangibles and Business Combination notes. We believe this, combined with the information presented in our Form 8-K, filed on July 21, 2017 provides sufficient information as to not be misleading. As such, the Company respectfully submits that favorable and unfavorable rate revenue contracts is a consequence of accounting in accordance with ASC 805 and the adjustment for such provided in Adjusted Revenue does not accelerate revenue over time as contemplated in Question 100.04.
As it relates to Rule 100(b) of Regulation G, the Company believes that presenting Adjusted Revenue to exclude the impact of these purchase accounting adjustments on the Company’s results since the acquisitions, is appropriate, provides information meaningful to investors and analysts, is not misleading, and provides better visibility into the Company’s future results and financial outlook because it aids in the comparability between current and historical periods. This information is used by management and we believe it is also important to investors in assessing the overall operating performance of our portfolio. This adjustment also provides comparability of operating metrics across our fleet, a portion of which was subject to purchase accounting in accordance with ASC 805 as it was acquired from third-parties, and the remainder of which was acquired from our Sponsor and therefore was accounted for on a carrying value basis in accordance with guidance in ASC 805 pertaining to Transactions amongst Entities under Common Control, where no such purchase accounting adjustments are recognized. Lastly, we believe this adjustment is akin to amortization of Intangible assets that is reflected in the Depreciation, amortization, and accretion expense line item on our Statement of Operations, which is also added back in deriving the Adjusted EBITDA non-GAAP measure.
In response to the Staff’s comment, the Company has further clarified the nature of this add back when calculating Adjusted Revenue Non-GAAP measure included in the press release furnished to the SEC on Form 8-K filed on July 21, 2017 by clarifying in the footnote explanation pertaining to the adjustment “Represents net amortization of purchase accounting related intangibles arising from past business combinations related to favorable or unfavorable rate revenue contracts.” Additionally, we enhanced the description of the Adjusted Revenue

Securities and Exchange Commission
October 11, 2017

non-GAAP metrics by included the additional italicized verbiage to the existing description:
“We define Adjusted Revenue as Operating revenues, net, adjusted for non-cash items including unrealized gain/loss on derivatives, amortization of favorable and unfavorable rate revenue contracts, net and other non-cash revenue items. We disclose Adjusted Revenue as a supplemental non-GAAP measure because it presents the component of our operating revenue that relates to the energy production from our plants, and is, therefore, useful to investors and other stakeholders in evaluating the performance of our renewable energy assets and comparing that performance across periods in each case without regard to non-cash revenue items. In addition, Adjusted Revenue is used by our management for internal planning purposes, including for certain aspects of our consolidated operating budget. We believe Adjusted Revenue is useful as a planning tool because it allows our management to compare performance across periods on a consistent basis in order to more easily view and evaluate operating and performance trends and as a means of forecasting operating and financial performance and comparing actual performance to forecasted expectations. For these reasons, we believe it is also useful for communicating with shareholders, bondholders and lenders and other stakeholders. Adjusted Revenue has certain limitations in that it does not reflect the impact of these non-cash items of revenue on our performance. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance, including Operating revenues, net.”

Securities and Exchange Commission
October 11, 2017

* * *

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings.

If you have any questions or additional comments with respect to the foregoing, please contact me at (240) 762-7714 or by email (BCranna@terraform.com).

Very truly yours,

 /s/ Rebecca Cranna

Rebecca Cranna
Executive Vice President
and Chief Financial Officer

cc:    Robert Babula
Andrew Blume
Danilo Castelli, Esq.
Lilyanna Peyser, Esq.
(Securities and Exchange Commission)
Sebastian Deschler, General Counsel
(TerraForm Power, Inc.)